

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   March 11, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Joseph R. Sicree
Chief Accounting Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed December 21, 2007**
> **File No. 1-09186**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 8, 2008**
> **File No. 1-09186**

Dear Mr. Sicree:

        We have completed our review of your Form 10-K and Definitive Proxy Statement and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                                        Sincerely,

                                        Jessica S. Kane
                                        Staff Attorney